Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and six months ended June 30, 2020 and 2019

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		$170,263	$147,792
Trade and other receivables	5	44,888	49,316
Inventories	6	35,194	30,098
Prepaid expenses and other current assets		3,415	2,320

Total current assets		253,760	229,526
Non-current assets:
Property, plant and equipment	7	47,202	42,836
Intangible assets	8	4,832	5,687
Goodwill		40,287	40,287
Investments	9	25,373	21,647
Other non-current assets		319	336
Total assets		$371,773	$340,319
Liabilities and Equity
Current liabilities:
Trade and other payables	10	$26,973	$31,427
Deferred revenue	11	15,283	20,156
Provisions and other current liabilities	12	11,033	10,488
Current lease liability	13	2,419	2,445

Total current liabilities		55,708	64,516
Non-current liabilities:
Non-current lease liability	13	15,332	17,306
Deferred gain on lease liability	13	1,942	2,150
Provisions and other non-current liabilities	12	1,622	1,688
Employee future benefits		4,441	4,396
Total liabilities		79,045	90,056
Equity:
Share capital	14	1,253,143	1,182,660
Contributed surplus	14	288,328	290,640
Accumulated deficit		(1,248,785)	(1,223,850)
Foreign currency reserve		42	813
Total equity		292,728	250,263
Total liabilities and equity		$371,773	$340,319
See accompanying notes to condensed consolidated interim financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019

Revenues:
Product and service revenues	15	$25,818	$23,651	$49,844	$39,659
Cost of product and service revenues		20,461	18,101	39,317	31,906
Gross margin		5,357	5,550	10,527	7,753

Operating expenses:
Research and product development		8,552	5,332	17,043	11,366
General and administrative		3,414	2,909	8,348	5,842
Sales and marketing		1,988	1,840	4,031	3,519
Other expense	16	63	68	281	149
Total operating expenses		14,017	10,149	29,703	20,876
Results from operating activities		(8,660)	(4,599)	(19,176)	(13,123)
Finance income and other	17	550	945	408	1,778
Finance expense	17	(316)	(368)	(660)	(724)
Net finance income (loss)		234	577	(252)	1,054
Loss on sale of assets	18	—	—	—	(1,995)
Equity in loss of investment in joint venture and associates	9 & 19	(2,939)	(2,949)	(5,424)	(4,925)
Loss before income taxes		(11,365)	(6,971)	(24,852)	(18,989)
Income tax expense		(67)	—	(83)	(6)
Net loss for period		$(11,432)	$(6,971)	$(24,935)	$(18,995)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		65	21	(771)	(17)
Total comprehensive loss for period		$(11,367)	$(6,950)	$(25,706)	$(19,012)

Basic and diluted loss per share
Loss per share for the period		$(0.05)	$(0.03)	$(0.10)	$(0.08)
Weighted average number of common shares outstanding		243,764,611	232,469,279	239,486,163	232,242,127
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

	Ballard Power Systems Inc. Equity
					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2019	234,514,326	$1,182,660	$290,640	$(1,223,850)	$813	$250,263
Net loss	—	—	—	(24,935)	—	(24,935)
DSUs redeemed (note 14)	7,608	14	(78)	—	—	(64)
RSUs redeemed (note 14)	277,727	550	(3,099)	—	—	(2,549)
Options exercised (note 14)	1,292,144	5,206	(1,825)	—	—	3,381
Share-based compensation (note 14)	—	—	2,690	—	—	2,690
Equity offering (ATM Program) (note 14)	8,197,625	64,713	—	—	—	64,713
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(771)	(771)
Balance, June 30, 2020	244,289,430	$1,253,143	$288,328	$(1,248,785)	$42	$292,728

	Ballard Power Systems Inc. Equity
					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2018	231,891,643	$1,174,889	$291,260	$(1,184,400)	$851	$282,600
Net loss	—	—	—	(18,995)	—	(18,995)
RSUs redeemed (note 14)	383,722	537	(1,546)	—	—	(1,009)
Options exercised (note 14)	353,247	936	(347)	—	—	589
Share-based compensation (note 14)	—	—	1,691	—	—	1,691
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(17)	(17)
Balance, June 30, 2019	232,628,612	$1,176,362	$291,058	$(1,203,395)	$834	$264,859
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2020	2019
Cash provided by (used in):
Operating activities:
Net loss for the period		$(24,935)	$(18,995)
Adjustments for:
Depreciation and amortization		3,230	3,520
Impairment loss on trade receivables		250	—
Unrealized loss (gain) on forward contract		977	(748)
Equity in loss of investment in joint venture and associates	9 & 19	5,424	4,925
Loss on sale of assets	18	—	1,995
Loss (gain) on decommissioning liabilities	12	(66)	85
Employee benefits		112	112
Employee future benefits plan contributions		(67)	(29)
Share-based compensation	14	2,690	1,691
		(12,385)	(7,444)
Changes in non-cash working capital:
Trade and other receivables		6,931	(4,043)
Inventories		(5,096)	(602)
Prepaid expenses and other current assets		(1,078)	(2,194)
Trade and other payables		(8,997)	303
Deferred revenue		(4,873)	4,557
Warranty provision		550	676
		(12,563)	(1,303)
Cash used in operating activities		(24,948)	(8,747)

Investing activities:
Additions to property, plant and equipment		(6,852)	(4,872)
Net proceeds on sale of property, plant, and equipment		—	5
Investment in joint venture and associates	9 & 19	(12,876)	(14,510)
Cash used in investing activities		(19,728)	(19,377)

Financing activities:
Principal payments of lease liabilities	13	(1,151)	(1,000)
Net proceeds on issuance of share capital from stock option exercises	14	3,381	589
Net proceeds on issuance of share capital from equity offering	14	64,713	—
Cash provided by (used in) financing activities		66,943	(411)

Effect of exchange rate fluctuations on cash and cash equivalents held		204	(17)

Increase (decrease) in cash and cash equivalents		22,471	(28,552)
Cash and cash equivalents, beginning of period		147,792	192,235
Cash and cash equivalents, end of period		$170,263	$163,683

Supplemental disclosure of cash flow information (note 20).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1. Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Unmanned Aerial Vehicle ("UAV"), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2020 comprises the Corporation and its subsidiaries.

2. Basis of preparation:

(a) Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2019 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on August 5, 2020.

(b) Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI); fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c) Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2. Basis of preparation (cont'd):

(d) Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) of trade receivables, lease recognition, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e) Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

COVID-19 has been declared a pandemic and to date has not had a significant impact on the Corporation's financial position, results of operations, and cash flows. Given the significant uncertainties with this pandemic, there can be no guarantee that the Corporation will not be materially impacted in the future.

3. Significant accounting policies:

Except as described below, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2019.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3. Significant accounting policies (cont'd):

Effective January 1, 2020, the Corporation has adopted Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8). The effect of initially applying Amendments to References to the Conceptual Framework in IFRS Standards, Definition of a Business (Amendments to IFRS 3) and Definition of Material (Amendments to IAS 1 and IAS 8) did not have a material impact on our financial statements. A number of other new standards and interpretations were also effective from January 1, 2020 but they also did not have a material impact on the Corporation's financial statements.

(a)Amendments to References to the Conceptual Framework in IFRS Standards
On March 29, 2018 the IASB issued a revised version of its Conceptual Framework for Financial Reporting (“the Framework”) that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (“the Amendments”) to update references in IFRS Standards to previous versions of the Conceptual Framework.
Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.
Both documents are effective from January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's financial statements.
(b)Definition of a Business (Amendments to IFRS 3 Business Combinations)
On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business combination.
The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process.
The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's financial statements.
(c)Definition of Material (Amendments to IAS 1 and IAS 8)
On October 31, 2018 the IASB refined its definition of material and removed the definition of material omissions or misstatements from IAS 8.
The definition of material has been aligned across IFRS Standards and the Conceptual Framework for Financial Reporting. The amendments provide a definition and explanatory paragraphs in one place. Pursuant to the amendments, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.
The amendments are effective for annual periods beginning on or after January 1, 2020. The adoption of the Amendments did not have a material impact on the Corporation's financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4. Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

i.The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
ii.The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.
Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.
(b)Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4. Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(b) Asset impairment (cont'd):

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s business.

(c) Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.
(d) Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
(e) Financial assets including impairment of trade and other receivables:

An Expected Credit Loss ("ECL") model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade and other receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4. Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(e) Financial assets including impairment of trade and other receivables (cont'd):

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

(f) Lease recognition:

The Corporation applies judgment in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide the right to substantially all of the economic benefits from the use of the asset. The Corporation also applies judgment in determining whether or not it has the right to control the use of the identified asset. It has that right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, it has the right to direct the use of the asset if it has the right to operate the asset or if the asset is designed in a way that predetermines how and for what purpose the asset will be used.

The Corporation applies judgment in determining the incremental borrowing rate used to measure its lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that would have to be paid to borrow at a similar term and with a similar security.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Corporation has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. At lease commencement, it assesses whether it is reasonably certain to exercise any of the extension options based on its expected economic return from the lease. The Corporation periodically reassess whether it is reasonably certain to exercise the options and accounts for any changes at the date of the reassessment. The assessment of whether the Corporation is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Corporation estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. Certain qualitative and quantitative assumptions are made when deriving the

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4. Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(f) Lease recognition (cont'd):

value of the economic incentive.

(g) Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(h) Income taxes:
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5. Trade and other receivables:

	June 30,	December 31,
	2020	2019
Trade accounts receivable	$21,775	$27,009
Other receivables	2,170	3,345
Contract assets	20,943	18,962
	$44,888	$49,316

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at June 30, 2020 for engineering services and technology transfer services.

June 30,
Contract assets	2020
At January 1, 2020	$18,962
Additions to contract assets	10,071
Invoiced during the period	(8,090)
At June 30, 2020	$20,943

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6. Inventories:

During the three and six months ended June 30, 2020, the write-down of inventories to net realizable value amounted to $1,073,000 (2019 – $585,000 and $940,000) and the reversal of previously recorded write-downs amounted to $381,000 and $385,000 (2019 – $52,000 and $285,000), resulting in a net write-down of $692,000 and $688,000 (2019 – $533,000 and $655,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending upon the nature of inventory.

7. Property, plant and equipment:

	June 30,	December 31,
	2020	2019
Property, plant and equipment owned	$33,317	$27,746
Right-of-use assets	13,885	15,090
	$47,202	$42,836

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 13).

Right-of-use assets	June 30,	December 31,
Net carrying amounts	2020	2019
Property	$13,675	$14,921
Equipment	128	67
Vehicle	82	102
	$13,885	$15,090

8. Intangible assets:

		June 30,	December 31,
		2020	2019
Intellectual property acquired from United Technology Corporation		$746	$970
Intellectual property acquired from Ballard Unmanned Systems (formerly Protonex)		551	630
Internally generated fuel cell intangible assets		76	168
ERP management reporting software system		3,456	3,912
Intellectual property acquired by Ballard Power Systems Europe		3	7
		$4,832	$5,687

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2019	$60,409	$52,124	$8,285
Amortization expense	—	2,598	(2,598)
At December 31, 2019	60,409	54,722	5,687
Amortization expense	—	855	(855)
At June 30, 2020	$60,409	$55,577	$4,832

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8. Intangible assets (cont'd):

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and six months ended June 30, 2020, amortization expense of $428,000 and $855,000 (2019 - $497,000 and $998,000) was recorded.

9. Investments:

	June 30,	December 31,
	2020	2019
Investment in Synergy Ballard JVCo	$—	$—
Investment in Weichai Ballard JV	25,368	21,642
Other	5	5
	$25,373	$21,647

For the three and six months ended June 30, 2020, the Corporation recorded $2,939,000 and $5,424,000 (2019 - $2,949,000 and $4,925,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $2,859,000 and $5,344,000 (2019 - $2,870,000 and $4,846,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $80,000 (2019 - $79,000).

Investment in Weichai Ballard JV

	June 30,	December 31,
Investment in Weichai Ballard JV	2020	2019
Beginning balance	$21,642	$13,989
Capital contribution to JV	12,876	20,944
Incorporation costs	—	4
Recognition (deferral) of 49% profit on inventory sold (not yet sold) to third party, net	(2,831)	(2,715)
Equity in loss	(5,344)	(10,580)
Cumulative translation adjustment due to foreign exchange	(975)	—
Ending balance	$25,368	$21,642

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest.
During the three and six months ended June 30, 2020, the Corporation made committed capital contributions of $6,410,000 and $12,876,000 (RMB 45,325,000 and RMB 90,650,000) (2019 - $nil and $14,506,000 (RMB nil and RMB 98,000,000) to Weichai Ballard JV.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of June 30, 2020, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9. Investments (cont'd):

	June 30,	December 31,
	2020	2019
Percentage ownership interest	49%	49%
Current assets	$74,645	$48,836
Non-current assets	58	15
Current liabilities	(10,399)	(553)
Non-current liabilities	(1,844)	(534)
Net assets (100%)	62,460	47,764
Corporation's share of net assets (49%)	30,605	23,404
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(5,561)	(2,715)
Effects of movements in exchange rates	—	629
Carrying amount of investment in Weichai Ballard JV	$25,368	$21,642

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue (100%)	$9,334	$—	$9,334	$—
Net loss (100%)	5,835	5,857	10,906	9,890
Corporation's share of net loss (49%)	$2,859	$2,870	$5,344	$4,846

At June 30, 2020, as specified in the Equity Joint Venture Agreement, the Corporation is committed to future capital contributions to Weichai Ballard JV as follows:

Less than one year (RMB 104,125,000)	$14,723
One to three years (RMB 102,900,000)	14,550
Total capital contributions (RMB 207,025,000)	$29,273

Investment in Synergy Ballard JVCo

	June 30,	December 31,
Investment in Synergy Ballard JVCo	2020	2019
Beginning balance	$—	$—
Recognition (deferral) of 10% profit on inventory sold (not yet sold) to third party, net	80	479
Equity in loss	(80)	(479)
Ending balance	$—	$—

Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the year ended June 30, 2020, the Corporation made committed capital contributions of $nil (2019 - $nil) to Synergy Ballard JVCo.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10. Trade and other payables:

	June 30,	December 31,
	2020	2019
Trade accounts payable	$11,353	$14,884
Compensation payable	9,716	12,596
Other liabilities	4,981	3,559
Taxes payable	923	388
	$26,973	$31,427

11. Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	June 30,	December 31,
Deferred revenue	2020	2019
Beginning balance	$20,156	$16,681
Additions to deferred revenue	27,884	41,197
Revenue recognized during the period	(32,757)	(37,722)
Ending balance	$15,283	$20,156

12. Provisions and other liabilities:

	June 30,	December 31,
	2020	2019
Restructuring provision (note 16)	$3	$8
Warranty provision	11,030	10,480
Current	$11,033	$10,488

Decommissioning liabilities provision	$1,622	$1,688
Non-Current	$1,622	$1,688

Other: Decommissioning liabilities

        A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at June 30, 2020, total decommissioning liabilities amounted to $1,622,000 (December 31, 2019 - $1,688,000).

13. Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 9.45% per annum and expire between September 2020 and December 2027.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13. Lease liability (cont'd):

	June 30,	December 31,
	2020	2019
Property	$2,356	$2,382
Equipment	25	24
Vehicle	38	39
Lease Liability, Current	$2,419	$2,445

Property	$15,188	$17,200
Equipment	101	45
Vehicle	43	61
Lease Liability, Non-Current	$15,332	$17,306

Lease Liability	$17,751	$19,751

The Corporation is committed to minimum lease payments on a non-discounted basis as follows:

Maturity Analysis	June 30,
2020
Less than one year	$3,557
Between one and five years	13,664
More than five years	4,761
Total undiscounted lease liabilities	$21,982

IFRS 16 Leases had the following impact for the six months ended June 30, 2020.

June 30,
Amounts recognized in profit or loss	2020
Interest on lease liabilities	$634
Income from sub-leasing right-of-use assets	766
Expenses relating to short-term leases	70

Amounts recognized in the statement of cash flows
Interest paid	$634
Principal payments of lease liabilities	1,151
Expenses relating to short-term leases	70
Total cash outflow for leases	$1,855

Deferred gains on closing of finance lease agreements are amortized over the lease term. At June 30, 2020, the outstanding deferred gain was $1,942,000 (December 31, 2019 – $2,150,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14. Equity:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Option Expense	$1,153	$513	$1,835	$961
DSU Expense	77	70	152	141
RSU Expense	365	315	703	589
Total Share-based Compensation	$1,595	$898	$2,690	$1,691

(a) Share capital:

During the six months ended June 30, 2020, the Corporation entered into an at-the-market Equity Distribution Agreement with BMO Capital Markets Corporation as lead agent, thereby establishing an at-the-market equity program ("ATM Program"). Under the ATM Program, the Corporation could issue up to $75,000,000 of common shares. The common shares are issued from treasury to the public from time to time, at the Corporation's discretion, and are sold at the prevailing market price at the time of sale. The net proceeds of any sales of common shares under the ATM Program will be used for general corporate purposes.

With the filing of the Base Shelf Prospectus on June 12, 2020, the ATM Program was terminated.

During the three and six months ended June 30, 2020, the Corporation issued 1,640,000 shares at an average price per share of $7.6561 for gross proceeds of $12,556,000, and 8,197,625 shares at an average price per share of $8.1333 resulting in gross proceeds of $66,673,000, respectively.

	Three months ended June 30,	Six months ended June 30,
	2020	2020
ATM Program proceeds	$12,556	$66,673
Less: Commissions	(251)	(1,335)
Less: Other financing expenses	(154)	(625)
Net ATM Program proceeds	$12,151	$64,713

At June 30, 2020, 244,289,430 common shares were issued and outstanding.

(b) Share options:

Options for common shares
At January 1, 2020	4,116,149
Options granted	1,351,919
Options exercised	(1,292,144)
Options cancelled	(14,292)
At June 30, 2020	4,161,632

During the three and six months ended June 30, 2020, compensation expense of $1,153,000 and $1,835,000 (2019 – $513,000 and $961,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.

During the three and six months ended June 30, 2020, 679,906 and 1,292,144 (2019 – 283,581 and 353,247) options were exercised for a equal amount of common shares for proceeds of $1,841,000 and $3,381,000 (2019 – $484,000 and $589,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14. Equity (cont'd):

(b) Share options (cont'd):

During the three and six months ended June 30, 2020, options to purchase nil and 1,351,919 (2019 – nil and 1,260,521) common shares were granted with a weighted average fair value of $4.91 (2019 – $1.38). All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Six months ended June 30,
	2020	2019
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	61%	57%
Risk-free interest rate	1%	2%

As at June 30, 2020, options to purchase 4,161,632 common shares were outstanding (2019 - 5,980,401).

(c) Deferred share units:

DSUs for common shares
At January 1, 2020	811,378
DSUs granted	14,994
DSUs exercised	(15,156)
At June 30, 2020	811,216

Deferred share units (“DSUs”) are granted to the board of directors and executives. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. During the three and six months ended June 30, 2020, $77,000 and $152,000 (2019 - $70,000 and $141,000) of compensation expense was recorded in net loss relating to 5,068 and 14,994 (2019 - 17,229 and 39,990) DSUs granted during the period.

During the same period, nil and 15,156 (2019 - nil) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of nil and 7,608 common shares (2019 - nil).

As at June 30, 2020, 811,216 deferred share units were outstanding (2019 - 787,203).

(d) Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14. Equity (cont'd):

(d) Restricted share units (cont'd):

RSUs for common shares
At January 1, 2020	1,305,265
RSUs granted	148,376
RSU performance factor adjustment	98,867
RSUs exercised	(536,799)
At June 30, 2020	1,015,709

During the three and six months ended June 30, 2020, compensation expense of $365,000 and $703,000 (2019 – $315,000 and $589,000) was recorded in net loss.

During the three and six months ended June 30, 2020, 29,569 and 536,799 RSUs (2019 - 29,568 and 722,638) were exercised, net of applicable taxes, which resulted in the issuance of 14,843 and 277,727 common shares (2019 - 14,735 and 383,722).

As at June 30, 2020, 1,015,709 restricted share units were outstanding (2019 - 1,308,155).

15. Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2019. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Geographical markets
China	$11,263	$8,104	$24,722	$12,145
Europe	9,004	11,737	17,676	18,598
North America	3,916	3,182	4,975	7,931
Other	1,635	628	2,471	985
	$25,818	$23,651	$49,844	$39,659
Market application
Heavy Duty Motive	12,508	6,455	22,830	9,015
Unmanned Aerial Vehicle	35	233	179	372
Material Handling	2,238	2,799	2,942	6,015
Back Up Power	1,250	377	2,496	820
Technology Solutions	9,787	13,787	21,397	23,437
	$25,818	$23,651	$49,844	$39,659
Timing of revenue recognition
Products transferred at a point in time	15,249	9,356	27,031	15,139
Products and services transferred over time	10,569	14,295	22,813	24,520
	$25,818	$23,651	$49,844	$39,659

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16. Other expense:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Net impairment loss on trade receivables	$—	$—	$—	$—
Impairment loss allowance	50	—	250	—
Total impairment loss on trade receivables	$50	$—	$250	$—

Restructuring costs	13	68	31	149
	$63	$68	$281	$149

During the three and six months ended June 30, 2020, the Corporation recorded an impairment loss allowance on trade receivables and contract assets of $50,000 and $250,000 (2019 - $nil), based on a probability-weighted estimate of credit losses (note 22). In the event that the Corporation is able to recover on an impaired trade receivable, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Restructuring expense of $13,000 and $31,000 for the three and six months ended June 30, 2020 relates primarily to cost reduction initiatives in the general and administration function.

Restructuring expense of $68,000 and $149,000 for the three and six months ended June 30, 2019 relates primarily to cost reduction initiatives and an adjustment for severance obligations paid to departed employees at Ballard Unmanned Systems as a result of the disposition of the Power Manager assets and associated personnel in 2018 (note 18).

17. Finance income and expense:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Employee future benefit plan expense	$(56)	$(56)	$(112)	$(112)
Pension administration expense	(8)	(1)	(13)	(13)
Investment and other income	111	1,006	655	2,104
Foreign exchange loss (gain)	503	(4)	(122)	(201)
Finance income and other	$550	$945	$408	$1,778

Finance expense	$(316)	$(368)	$(660)	$(724)

18. Loss on sale of assets:

During the year ended December 31, 2018, the Corporation divested certain assets of its subsidiary, Ballard Unmanned Systems, Inc. related to the Power Manager business to Revision Military Ltd. ("Revision"), a private U.S. based company. The Corporation retained certain assets related to fuel cell propulsion systems for unmanned vehicles under the Ballard brand and divested its Power Manager assets as they were considered to be no longer aligned with the Corporation's strategic fuel cell focus.

During the six months ended June 30, 2019, the Corporation recorded an additional loss on sale of assets of $2,000,000 after adjusting the estimated amount of variable consideration from $2,000,000 to $nil. During October 2019, the estimated amount of variable consideration was confirmed as $nil as Revision failed to meet the minimum specific sales objectives in the 12-month earn-out period to trigger any additional proceeds payable to the Corporation.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18. Loss on sale of assets (cont'd):

Various miscellaneous disposals also occurred during the six months ended June 30, 2019, resulting in a gain on sale and proceeds on disposal of property, plant and equipment of $5,000 offsetting the loss on sale of assets above, resulting in a net loss on sale of assets of $1,995,000 for the six months ended June 30, 2019.

19. Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo.

For the three and six months ended June 30, 2020, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	June 30,	December 31,
Balances with related party - Weichai Ballard JV:	2020	2019
Trade and other receivables	$10,376	$10,057
Investments	25,368	21,642
Deferred revenue	5,932	11,857

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with related party - Weichai Ballard JV:	2020	2019	2020	2019
Revenues	$11,026	$6,387	$24,437	$10,391

For the three and six months ended June 30, 2020, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	June 30,	December 31,
Balances with related party - Synergy Ballard JVCo:	2020	2019
Trade and other receivables	$99	$65
Investments	—	—
Deferred revenue	3,850	46

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with related party - Synergy Ballard JVCo:	2020	2019	2020	2019
Revenues	$214	$1,106	$259	$1,106

20. Supplemental disclosure of cash flow information:

	Six months ended June 30,
Non-cash financing and investing activities:	2020	2019
Constrained earn-out receivable on sale of assets (note 18)	$—	$(2,000)
Compensatory shares	564	537
Recognition of right-of-use assets	—	11,434
Recognition of additional lease liabilities	—	(13,988)

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2020 and 2019
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

21. Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

22. Financial Instruments:

IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three and six months ended June 30, 2020, the Corporation recognized additional estimated ECL impairment losses of $50,000 and $250,000 on its net trade receivable portfolio as of June 30, 2020, increasing the probability of default to the higher end of the default range of 1.2% as a result of COVID-19. The loss given default is assumed to be 100% due to the Corporation's position as an unsecured creditor.

Financial assets and contract assets recognized in profit and loss of $250,000 (2019 - $nil) were comprised of realized impairment loss recognized during the year of $nil (2019 - $nil) and an impairment loss allowance of $250,000 (2019 - $nil).

The movement in the impairment loss allowance in respect of trade receivables and contract assets during  the year was as follows.

	June 30,	December 31,
Impairment loss allowance	2020	2019
Beginning balance	$250	$—
Net measurement of loss allowance	250	250
Ending balance	$500	$250